Exhibit 12.1
Monroe Bancorp
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Including interest on deposits:	Three months	Three months
	Ended	Ended
	3/31/2009	3/31/2008	2008	2007	2006	2005	2004
EARNINGS:
Earnings before income taxes	1,381	1,969	4,022	10,629	10,859	10,888	9,925
Add: Fixed charges from below	3,463	5,634	18,971	25,569	22,125	14,178	8,975

Earnings for fixed charges ratio	4,844	7,603	22,993	36,198	32,984	25,066	18,900

FIXED CHARGES:
Interest on deposits	3,090	4,958	16,692	21,639	18,005	11,028	6,479
Interest Expense (other than on deposits)	346	649	2,169	3,796	3,973	3,027	2,389
Interest portion of rental expense [1]	27	27	110	134	147	123	107

Fixed Charges	3,463	5,634	18,971	25,569	22,125	14,178	8,975

Ratio of earnings to fixed charges	1.40	1.35	1.21	1.42	1.49	1.77	2.11

Excluding interest on deposits:	Three months	Three months
	Ended	Ended
	3/31/2009	3/31/2008	2008	2007	2006	2005	2004
EARNINGS:
Earnings before income taxes	1,381	1,969	4,022	10,629	10,859	10,888	9,925
Add: Fixed charges from below	373	676	2,279	3,930	4,120	3,150	2,496

Earnings for fixed charges ratio	1,754	2,645	6,301	14,559	14,979	14,038	12,421

FIXED CHARGES:
Interest Expense (other than on deposits)	346	649	2,169	3,796	3,973	3,027	2,389
Interest portion of rental expense [1]	27	27	110	134	147	123	107

Fixed Charges	373	676	2,279	3,930	4,120	3,150	2,496

Ratio of earnings to fixed charges	4.70	3.91	2.76	3.70	3.64	4.46	4.98

[1] Estimated as one-third of rental expense for all operating leases which we believe to be representative of the interest portion of rent expense.